

HSBC USA INC.
$193,000
Equity Buffer Notes

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
January 29, 2009

PRICING SUPPLEMENT
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement and the prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to the notes. The notes are 20% principal protected, and you may lose up to 80% of your initial investment.

This pricing supplement relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference asset described below. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

Reference Asset (TICKER)	Upside Participation Rate	Maximum Cap	Issue Amount	Agent's Discount or Commission Per Note / Total (1)	Proceeds to Us Per Note / Total	CUSIP / ISIN	Final Valuation Date(2)	Maturity Date(3)
Dow Jones Industrial Average[SM] (INDU)	200%	18.00%	$193,000	0.50% / $965.00	99.50% / $192,035.00	4042K0UH6/ US4042K0UH66	July 27, 2010	July 30, 2010

(1) Agent's discount may vary but will be no more than the amount listed in "Agent's Discount or Commission per Note / Total," above.
(2) The final valuation date is subject to adjustment as described herein
(3) Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described herein.

- Principal Amount: $1,000 per note.
- Trade Date: January 27, 2009
- Pricing Date: January 27, 2009
- Original Issue Date: January 30, 2009
- Payment at Maturity: For each note, the cash settlement value.
- Cash Settlement Value: For each note, you will receive a cash payment on the maturity date that is based on the final return (as described below):
  - If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:
    - (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
    - (ii) the product of (a) the principal amount multiplied by (b) the maximum cap;
  - If the final return is between 0.00% and -20.00%, inclusive, you will receive 100% of the principal amount; and
  - If the final return is less than -20.00%, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the principal amount.
- Final Return: The quotient, expressed as a percentage, of (i) the ending value minus the starting value divided by (ii) the starting value, expressed as a formula:

$$\left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)$$

- Starting Value: 8,174.73, equal to the official closing value of the reference asset as determined by the calculation agent on the pricing date.
- Ending Value: The official closing value of the reference asset as determined by the calculation agent on the final valuation date.
- Official Closing Value: The official closing value of the reference asset on any scheduled trading day (as defined herein) as determined by the calculation agent and displayed on Bloomberg Professional® service page "INDU <INDEX>".
- Form of notes: Book-Entry.
- Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PR-4 of this document, page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.**

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (4)
Equity Buffer Notes linked to INDU due July 30, 2010	$193,000.00	$7.58

(4) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC

HSBC SECURITIES (USA) INC.
January 29, 2009

SUMMARY

General Terms

This pricing supplement relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007, and the product supplement dated November 6, 2008. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PR-4 of this pricing supplement, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to the notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, product supplement and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, product supplement and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- •the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

- If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:
  - (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
  - (ii) the product of (a) the principal amount multiplied by (b) the maximum cap;

- If the final return is between 0.00% and -20.00%, inclusive, you will receive the principal amount; and

- If the final return is less than -20.00%, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor

Dow Jones & Company, Inc. is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of the reference asset will increase moderately—meaning that you believe the level of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.
- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.
- You are willing to invest in the notes given that the return on the notes (as magnified by the upside participation rate) is subject to the maximum cap.
- You are willing to forego dividends paid on the stocks included in the reference asset.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.

The notes may not be suitable for you if:

- You believe the level of the reference asset will decrease over the term of the notes, or you believe the product of the final return of the reference asset multiplied by the upside participation rate will be greater than the maximum cap.
- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.
- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
- You prefer to receive the dividends paid on any stocks included in the reference asset.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the product supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, product supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and You May Lose Up to 80% of Your Initial Investment.

The notes are not fully principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final return of the reference asset is below -20.00%. In that event, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. Accordingly, you may lose up to 80.00% of your initial investment in the notes.

Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than the amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum possible return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the product of the final return multiplied by the upside participation rate is greater than the maximum cap.

The Notes will not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for the reference asset (the "reference sponsor") concerning additions, deletions and substitutions of the constituents included in the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the level of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

Uncertain Tax Treatment.

For a complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its starting value. We cannot predict the ending value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, a starting value of 8,174.73, a maximum cap of 18.00%, an upside participation rate of 200% and that if the final return is below -20.00%, investors will lose 1.00% of the principal amount of their notes for each percentage point that the final return is below -20.00%.

Example 1: The final return is positive over the term of the notes, and the product of the final return multiplied by the upside participation rate is greater than the maximum cap.

	Reference Asset
Starting Value	8,174.73
Ending Value	9,809.68
Final Return	20.00%
Final Return x Upside Participation Rate:	**40.00%**
Maximum Cap:	**18.00%**
Cash Settlement Value:	**$1,180.00**

Here, the final return is 10.00%.

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount of the note plus the lesser of (1) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 18.00%. Therefore, the notes would pay $1,180.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the ending value is greater than the starting value for the reference asset. Example 1 also illustrates that if the product of the final return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to the stated maximum cap.

Example 2: The final return is positive over the term of the notes, and the product of the final return multiplied by the upside participation rate is less than the maximum cap.

	Reference Asset
Starting Value	8,174.73
Ending Value	8,583.47
Final Return	5.00%
Final Return x Upside Participation Rate:	**10.00%**
Maximum Cap:	**18.00%**
Cash Settlement Value:	**$1,100.00**

Here, the final return is 5.00%.

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount of the notes plus the lessor of (1) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 5.00% multiplied by 200.00%. Therefore, the notes would pay $1,100.00 at maturity.

Example 2 illustrates how a positive final return is magnified by the leverage provided by the upside participation rate until the maximum cap is reached.

Example 3: The final return is moderately negative over the term of the notes.

	Reference Asset
Starting Value	8,174.73
Ending Value	7,357.26
Final Return:	**-10.00%**
Cash Settlement Value:	**$1,000.00**

Here, the final return is -10.00%.

Because the final return is between 0.00% and -20.00%, inclusive, you will receive a cash settlement value equal to the principal amount of the notes. Accordingly, the cash settlement value in this example would equal $1,000.

Example 3 shows that you are assured the return of your principal investment where the level of the reference asset declines by no more than 20.00% over the term of the notes. Nonetheless, the receipt of only the principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 4: The final return is significantly negative over the term of the notes.

	Reference Asset
Starting Value	8,174.73
Ending Value	4,904.84
Final Return:	**-40.00%**
Cash Settlement Value:	**$800.00**

Here, the final return is -40.00%.

Because the final return is less than -20.00%, you would lose 1.00% of the principal amount of your notes for each percentage point that the final return is below -20.00%. Accordingly, at maturity, the cash settlement value would be equal to $800.00, and you would suffer a loss of 20.00% of your principal amount.

Example 4 shows that you may lose up to 80.00% of the principal amount of your notes if the final return is less than -20.00%.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 investment in notes for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

- Principal Amount: $10,000

- Upside Participation Rate: 200.00%

- Maximum Cap   18.00%

Final Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	200.00%	18.00%	$11,800
90.00%	200.00%	18.00%	$11,800
80.00%	200.00%	18.00%	$11,800
70.00%	200.00%	18.00%	$11,800
60.00%	200.00%	18.00%	$11,800
50.00%	200.00%	18.00%	$11,800
40.00%	200.00%	18.00%	$11,800
30.00%	200.00%	18.00%	$11,800
20.00%	200.00%	18.00%	$11,800
10.00%	200.00%	18.00%	$11,800
5.00%	200.00%	10.00%	$11,000
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	0.00%	$10,000
-10.00%	N/A	0.00%	$10,000
-20.00%	N/A	0.00%	$10,000
-30.00%	N/A	-10.00%	$9,000
-40.00%	N/A	-20.00%	$8,000
-50.00%	N/A	-30.00%	$7,000
-60.00%	N/A	-40.00%	$6,000
-70.00%	N/A	-50.00%	$5,000
-80.00%	N/A	-60.00%	$4,000
-90.00%	N/A	-70.00%	$3,000
-100.00%	N/A	-80.00%	$2,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the value of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the reference asset. All disclosures contained in this pricing supplement regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this pricing supplement. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

Dow Jones Industrial Average^{SM}

We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

Dow Jones publishes the reference asset.

The reference asset is a price-weighted index, rather than capitalization weighted. The reference asset is compromised of 30 blue-chip stocks that are generally the leaders in their industry. As of December 30, 2008, 28 companies or 93.33% of the Index, traded on the New York Stock Exchange and 2 companies, or 6.67% of the Index, traded on The NASDAQ Stock Market. The reference asset is intended to be a measure of the entire U.S. market, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods.

According to Dow Jones, the composition of the reference asset is determined at the discretion of the editors of The Wall Street Journal. There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their industries. For the sake of continuity, changes to the composition of the reference asset are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire reference asset is reviewed by the editors of The Wall Street Journal. As a result, multiple component changes are often implemented simultaneously.

Changes in the reference asset are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service page "INDU <INDEX>" and on Dow Jones website (http://www.djindexes.com). Information contained in the Dow Jones website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The reference asset does not reflect the payment of dividends on the stocks included in the reference asset.

Computation of the reference asset

The reference asset is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor. The divisor is adjusted to ensure the continuity of the reference asset. The divisor is now an arbitrary number that reflects adjustments over time resulting from spin-offs, stock splits, stock dividends and other corporate actions, as well as additions and deletions to the reference asset. Accordingly, the divisor is no longer equal to the number of components in the reference asset. The divisor value of the reference asset as of December 30, 2008 is 0.122555271.
The formula for calculating the divisor change is as follows:

$$D_{t+1} = D_t * \Sigma C^a_t / \Sigma C_t$$

Where:

        D_{t+1} is the divisor to be effective on trading session t+1

        D_t is the divisor on trading session t

        C^a_t is the components adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

        C_t is the components closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the reference asset, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the reference asset.

License Agreement with Dow Jones:

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial Average^{SM} to track general stock market performance. Dow Jones's only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Dow Jones and of the Dow Jones Industrial Average^{SM} which is determined, composed and calculated by Dow Jones without regard to HSBC or the notes. Dow Jones has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Dow Jones Industrial Average^{SM}. Dow Jones is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the reference asset for each quarter in the period from January 1, 2005 through December 31, 2008 and for the period from January 1, 2009 through January 27, 2009. The closing level of the reference asset on January 27, 2009 was 8,174.73. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will increase relative to the starting level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	10,984.46	10,368.61	10,503.76
June 30, 2005	10,656.29	10,000.46	10,274.97
September 30, 2005	10,719.41	10,175.40	10,568.70
December 30, 2005	10,959.79	10,156.46	10,717.50
March 31, 2006	11,334.96	10,661.15	11,109.32
June 30, 2006	11,670.19	10,698.85	11,150.22
September 30, 2006	11,741.99	10,683.32	11,679.07
December 31, 2006	12,529.88	11,653.06	12,463.15
March 30, 2007	12,795.93	11,939.61	12,354.35
June 29, 2007	13,692.00	12,324.28	13,408.62
September 30, 2007	14,021.95	12,517.94	13,895.63
December 31, 2007	14,198.10	12,724.09	13,264.82
March 31, 2008	13,279.54	11,634.82	12,262.89
June 30, 2008	13,136.69	11,287.56	11,350.01
September 30, 2008	11,867.11	10,365.45	10,850.66
December 31, 2008	10,882.52	7,449.38	8,776.39
January 1, 2009 through January 27, 2009	9,088.06	7,909.03	8,174.73

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" in the prospectus supplement.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, product supplement, prospectus addendum and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, product supplement, prospectus addendum and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement, product supplement, prospectus addendum and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

HSBC USA Inc.

$193,000

Equity Buffer Notes

January 29, 2009

PRICING SUPPLEMENT